UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

ACCENTURE SCA
(Name of Subject Company (issuer))
ACCENTURE SCA
ACCENTURE INTERNATIONAL SARL
(Names of Filing Persons (offerors))
CLASS I COMMON SHARES,
PAR VALUE €1.25 PER SHARE
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Douglas G. Scrivner
Accenture
1661 Page Mill Road
Palo Alto, CA 94304
(650) 213-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Calculation of filing fee

Transaction Valuation*	Amount of Filing Fee

$649,999,993.50	$69,550.00

*	Determined pursuant to Rule 0-11(b)(1)of the Securities Exchange Act of 1934, assuming that an aggregate of 26,262,626 Class I common shares are redeemed or purchased at the maximum tender offer price of $24.75 per share.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$69,550.00	Filing Party:	Accenture SCA

			Accenture International SARL

Form or Registration No.:	TO-I	Date Filed:	September 11, 2006

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2
☐     Check the following box if the filing is a final amendment reporting the results of the tender offer.

      This Amendment No. 1 (this “Amendment”) amends and supplements the issuer tender offer statement on Schedule TO relating to an offer by Accenture SCA, a Luxembourg partnership limited by shares, to redeem, in accordance with its Articles of Association, and by Accenture International SARL, a Luxembourg private limited liability company and a subsidiary of Accenture SCA, to purchase, upon the terms and subject to the conditions contained in the tender offer, dated September 11, 2006, and the accompanying shareholder instructions and master signature page (which together constitute the “offer” and which have previously been filed as Exhibits (a)(1) and (a)(2) to the Schedule TO) up to an aggregate of 26,262,626 Class I common shares of Accenture SCA, par value €1.25 per share, at a price not greater than $24.75 per share nor less than $22.50 per share, in cash.
      Except as amended hereby, all the terms of the offer remain unchanged. This Amendment amends and supplements the Schedule TO as follows:

a)	The following sentence is added as a new fifth sentence at the end of the first bullet point in the first paragraph under the heading “Questions and Answers for Shareholders — Q11. How do I set my tender price?”:

“However, please note that your election to use this first method to set the price at which you wish to tender your shares will increase the likelihood that you will receive the lowest possible price for your shares.”

b)	The third sentence of the third paragraph under the heading “Summary of Terms of the Offer” is deleted in its entirety and replaced with the following six sentences:

“In accordance with the terms and conditions of Accenture SCA’s Articles of Association, the Class I common shares, subject to the transfer restrictions and other limitations set forth in the Articles of Association, are redeemable at the option of the holder at a redemption price per share generally equal to the market price of an Accenture Ltd Class A common share at the time of redemption, unless the parties agree to different consideration. This right to require Accenture SCA to redeem a holder’s Class I common shares is separate from the right of any holder to tender shares in this tender offer. The Articles of Association do not permit a holder of Class I common shares to redeem shares during the period from the date of the announcement of a tender offer for Class I common shares by Accenture SCA or its affiliates until the expiration of ten business days after the termination of such tender offer (including this tender offer), other than through tendering shares in such tender offer. This is the second tender offer that we have conducted using the “Modified Dutch Auction” procedure. Given the number of shares that we are offering to redeem or purchase in this offer, we believe that if a significant number of Class I common shares subject to the offer are redeemed or purchased in accordance with the terms of the offer, the remaining number of Class I common shares that first become available for transfer in July 2009 will be meaningfully reduced and we do not

presently intend to conduct additional tender offers of this type. Following the ten-business day period after the termination of this offer, holders of Accenture SCA Class I common shares may again require Accenture SCA to redeem their shares in accordance with, and subject to, the terms and conditions set forth in the Articles of Association.”

c)	The following sentence is added as a new fifth sentence at the end of the first bullet point in the fifth paragraph under the heading “The Offer – 2. Procedures for Tendering Shares – Proper Tender of Shares”:

“However, please note that your election to use this first method to set the price at which you wish to tender your shares will increase the likelihood that you will receive the lowest possible price for your shares.”

SIGNATURE
      After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ACCENTURE SCA represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory

/s/ Michael E. Hughes

Name: Michael E. Hughes

ACCENTURE INTERNATIONAL SARL

/s/ Michael E. Hughes

Name: Michael E. Hughes
Title: Manager
Dated: September 26, 2006